DEC 1 2 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

03040551

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

PROCESSED
DEC 1 5 2003
THOMSON
FINANCIAL

CWMBS, INC.	000906410
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
Form 8-K for December 12, 2003	333-103821
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on DECEMBER 12, 2003.

CWMBS, INC.

By: [signature]

Name:

Title:

Exhibit Index

Exhibit		Page
99.1	Computational Materials Prepared by GREENWICH CAPITAL MARKETS, INC.	4

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY GREENWICH CAPITAL MARKETS, INC.

for

CWMBS, INC.

CHL MORTGAGE PASS-THROUGH TRUST 2003-60
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-60IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.2

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWMBS, INC.

CHL MORTGAGE PASS-THROUGH TRUST 2003-60
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-60

Countrywide Home Loans
Series 2003-60

Marketing Materials

$[291,300,000] (Approximate)

Countrywide Home Loans, Inc.
Seller

Countrywide Home Loans Servicing, LP
Master Servicer

CWMBS, Inc.
Depositor

RBS Greenwich Capital

Preliminary Term Sheet ***Date Prepared: October [22], 2003***

Countrywide Home Loans, Series 2003-60

$[291,300,000] (Approximate, Subject to +/- 5% Variance)
Publicly Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class[(1)]	Principal Amount (Approx.)[(1)]	WAL to Call or WAVG Roll/Maturity (Yrs)[(2)]	Pmt Window to Call or WAVG Roll/Maturity (Mths)[(2)]	Interest Rate Type	Tranche Type	Expected Ratings [S&P/Moody's]
1-A	$[97,100,000]	2.57/3.24	1-60/1-360	Variable[(3)]	Senior	AAA/Aaa
2-A	$[97,100,000]	2.89/3.25	1-84/1-360	Variable[(3)]	Senior	AAA/Aaa
3-A	$[97,100,000]	2.96/3.26	1-91/1-360	Variable[(3)]	Senior	AAA/Aaa
A-R	$[100]				Senior/Residual	AAA/Aaa
M	$[2,850,000]	Information Not Provided Hereby			Subordinate	AA/Aa2
B-1	$[2,100,000]				Subordinate	A/A2
B-2	$[1,497,000]				Subordinate	BBB/Baa2
B-3	$[1,050,000]				Subordinate	BB/Ba2
B-4	$[297,000]	Privately Offered Certificates			Subordinate	B/B2
B-5	$[905,900]				Subordinate	UR/UR
Total:	**$[300,000,000]**					

(1) The Class 1-A Certificates are generally backed by cash flow from the Group I Mortgage Loans which is composed of 5/1 adjustable rate Mortgage Loans. The Class 2-A Certificates are generally backed by cash flow from the Group II Mortgage Loans, which is composed of 7/1 adjustable rate Mortgage Loans. The Class 3-A Certificates are generally backed by cash flow from the Group III Mortgage Loans which is composed of 10/1 adjustable rate Mortgage Loans. The Class M, Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates are backed by cash flows from the Group I, Group II and Group III Mortgage Loans. The principal balance of each Class of Certificates is subject to a 5% variance.

(2) WAL and payment window for the Class 1-A, Class 2-A and Class 3-A Certificates is shown to the applicable Weighted Average Roll Date (as described herein) and maturity.

(3) For every Distribution Date, the interest rate for the Class 1-A Certificates will be equal to the Net WAC of the Group I Mortgage Loans. For every Distribution Date, the interest rate for the Class 2-A Certificates will be equal to the Net WAC of the Group II Mortgage Loans. For every Distribution Date, the interest rate for the Class 3-A Certificates will be equal to the Net WAC of the Group III Mortgage Loans.

Depositor: CWMBS, Inc.

Seller: Countrywide Home Loans, Inc. ("***Countrywide***").

Master Servicer: Countrywide Home Loans Servicing LP.

Underwriter: Greenwich Capital Markets, Inc ("***RBS Greenwich Capital***").

Trustee: The Bank of New York.

Rating Agencies:	[Moody's and S&P] will rate the Certificates, except the Class B-5 Certificates. The Class B-5 Certificates will not be rated. It is expected that the Certificates will be assigned the credit ratings on page 2 of this Preliminary Term Sheet.
Cut-off Date:	December 1, 2003.
Expected Pricing Date:	On or about October [25], 2003.
Closing Date:	On or about December [15], 2003.
Distribution Date:	The 25th of each month (or if such day is not a business day, the next succeeding business day), commencing in January 2004.
Certificates:	The "***Senior Certificates***" will consist of the Class 1-A, Class 2-A and Class 3-A Certificates (the "***Class A Certificates***") and the Class A-R Certificate. The Class M, Class B-1 and Class B-2 Certificates will be referred to herein as the "***Senior Subordinate Certificates***" and the Class B-3, Class B-4 and Class B-5 Certificates will be referred to herein as the "***Junior Subordinate Certifcates***," together with the Senior Subordinate Certificates, the "***Subordinate Certificates***." The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Certificates***." The Class A Certificates are being offered publicly.
Accrued Interest:	The Class A Certificates will settle with accrued interest. The price to be paid by investors for the Class A Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date ([14] days).
Interest Accrual Period:	The interest accrual period with respect to the Class A Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).
Registration:	The Class A Certificates will be made available in book-entry form through DTC. It is anticipated that the Class A Certificates will also be made available in book-entry form through Clearstream, Luxembourg and the Euroclear System.
Federal Tax Treatment:	It is anticipated that the Certificates (other than the Class A-R Certificates) will be treated as REMIC regular interests for federal tax income purposes. The Class A-R Certificate will be treated as a REMIC residual interest for tax purposes.
ERISA Eligibility:	The Class A Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of the Class A Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws. The Class A-R Certificate is not expected to be ERISA eligible.
SMMEA Treatment:	The Class A Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a termination of the Certificates, which may be exercised once the aggregate principal balance of the Mortgage Loans is equal to or less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Optional Call Date***").

Weighted Average Roll Date: The Distribution Date in [December 2008] for the Group I Mortgage Loans, the Distribution Date in [December 2010] for the Group II Mortgage Loans and the Distribution Date in [December 2013] for the Group III Mortgage Loans.

Pricing Prepayment Speed: The Class A Certificates will be priced to a prepayment speed of [25]% CPR.

Mortgage Loans: As of the Cut-off Date, the aggregate principal balance of the mortgage loans described herein is approximately $[300,000,000], of which: (i) approximately $[100,000,000] will consist of a pool of non-convertible, adjustable rate One-Year LIBOR indexed mortgage loans with initial rate adjustments occurring approximately 60 months after the date of origination of each mortgage loan ("***5/1 Hybrid ARM Loans***" or the "***Group I Mortgage Loans***"), (ii) approximately $[100,000,000] will consist of a pool of non-convertible, adjustable rate One-Year LIBOR indexed mortgage loans with initial rate adjustments occurring approximately 84 months after the date of origination of each mortgage loan ("***7/1 Hybrid ARM Loans***" or the "***Group II Mortgage Loans***") and (iii) approximately $[100,000,000] will consist of a pool of non-convertible, adjustable rate One-Year LIBOR indexed mortgage loans with initial rate adjustments occurring approximately 120 months after the date of origination of each mortgage loan ("***10/1 Hybrid ARM Loans***" or the "***Group III Mortgage Loans***")and together with the Group I and the Group II Mortgage Loans, the "***Mortgage Loans***").

A certain portion of the Group I, Group II and Group III Mortgage Loans (see attached preliminary collateral summary) are scheduled to pay interest only for the first 5, 7 or 10 years of their term, as applicable, and, thereafter, will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize such Mortgage Loans over their remaining 25, 23 or 20 year term, as applicable. The Mortgage Loans are secured by first liens on one- to four-family residential properties. See the attached preliminary collateral information.

On the Closing Date, the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[300,000,000], subject to an increase or decrease of up to 5%. It is expected that the characteristics of the Mortgage Loans on the Closing Date will be substantially similar to the characteristics of the Mortgage Loans described herein. The initial principal balance of any of the Class A Certificates on the Closing Date is subject to an increase or decrease of up to 5% from amounts shown on the front cover hereof.

Credit Enhancement:

Senior/subordinate, shifting interest structure. The credit enhancement information shown below is subject to final rating agency approval.

Credit enhancement for the Senior Certificates will consist of the subordination of the Class M, Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates, initially expected to be approximately [2.90]% total subordination.

Shifting Interest:

Until the first Distribution Date occurring after December [2008], the Subordinate Certificates will be locked out from receipt of unscheduled principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive their increasing portions of unscheduled principal.

The prepayment percentages on the Subordinate Certificates are as follows:

Periods:	Unscheduled Principal Payments (%)
January 2004 – December [2008]	0% Pro Rata Share
January [2009] – December [2009]	30% Pro Rata Share
January [2010] – December [2010]	40% Pro Rata Share
January [2011] – December [2011]	60% Pro Rata Share
January [2012] – December [2012]	80% Pro Rata Share
January [2013] and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates doubles (from the initial credit enhancement) unscheduled principal payments will be paid pro-rata between the Senior and Subordinate Certificates (subject to the performance triggers described in the prospectus supplement). However, if the credit enhancement provided by the Subordinate Certificates has doubled (subject to the performance triggers described in the prospectus supplement), (i) prior to the Distribution Date in [January 2007], the Subordinate Certificates will be entitled to only 50% of their pro rata share of unscheduled principal payments or (ii) on or after the Distribution Date in [January 2007], the Subordinate Certificates will be entitled to 100% of their pro rata share of unscheduled principal payments.

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the current senior percentage (aggregate principal balance of the Senior Certificates, divided by the aggregate principal balance of the Mortgage Loans) exceeds the applicable initial senior percentage (aggregate principal balance of the Senior Certificates as of the Closing Date, divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date), the Senior Certificates will receive all principal prepayments for the related Mortgage Loan group, regardless of any prepayment percentages.

Allocation of Realized Losses:

Any realized losses, other than excess losses, on the Mortgage Loans will be allocated as follows: *first*, to the Subordinate Certificates in reverse order of payment priorities, in each case until the respective class principal balance has been reduced to zero; and *second*, to the related Senior Certificates until each class principal balance has been reduced to zero.

Excess losses (bankruptcy, special hazard and fraud losses in excess of the amounts established by the rating agencies) on the Mortgage Loans will be allocated to the related Class A Certificates and the related component of the Subordinate Certificates on a pro-rata basis.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Class A-R and Class A Certificates, accrued and unpaid interest, at the related Certificate Interest Rate, generally from the related loan group;
2) Class A-R Certificate, principal, until its balance is reduced to zero;
3) Class A Certificates, concurrently, principal allocable to such Class, generally from the related mortgage loan group:
   i. Class 1-A Certificates, principal from the related loan group allocable to such class until its certificate principal balance is reduced to zero[(1)];
   ii. Class 2-A Certificates, principal from the related loan group allocable to such class until its certificate principal balance is reduced to zero[(1)];
   iii. Class 3-A Certificates, principal from the related loan group allocable to such class until its certificate principal balance is reduced to zero[(1)];
4) From all mortgage loan groups, Class M, Class B-1 and Class B-2 Certificates, in sequential order, accrued and unpaid interest at the related Certificate Interest Rate and their respective share of principal allocable to such Classes;
5) From all mortgage loan groups, Class B-3, Class B-4 and Class B-5 Certificates, in sequential order, accrued and unpaid interest at the related Certificate Interest Rate and their respective share of principal allocable to such Classes;
6) Class A-R Certificate, any remaining amount.

(1) Under certain delinquency and loss scenarios (as described in the Prospectus Supplement), principal from one loan group is used to pay the Class A Certificates related to another loan group.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail

Yield Tables (%)

CW03_60 - Price/Yield - 1A

Balance	$97,100,000.00	Delay	18
Coupon	4.95	Dated	12/1/2003
Settle	12/15/2003	First Payment	1/19/2004

OPTIONAL TERMINATION IS EARLIER OF 10% CALL AND WAVG ROLL DATE

Prepay Price	10 CPR Yield	20 CPR Yield	25 CPR Yield	30 CPR Yield	40 CPR Yield
101-00	4.626	4.524	4.464	4.396	4.216
101-00+	4.621	4.518	4.457	4.388	4.206
101-01	4.616	4.512	4.450	4.381	4.196
101-01+	4.612	4.506	4.444	4.373	4.187
101-02	4.607	4.500	4.437	4.366	4.177
101-02+	4.602	4.494	4.430	4.358	4.167
101-03	4.598	4.488	4.424	4.351	4.158
101-03+	4.593	4.482	4.417	4.343	4.148
101-04	4.588	4.477	4.410	4.336	4.138
101-04+	4.584	4.471	4.404	4.328	4.129
101-05	4.579	4.465	4.397	4.321	4.119
101-05+	4.574	4.459	4.390	4.313	4.109
101-06	4.570	4.453	4.384	4.306	4.100
101-06+	4.565	4.447	4.377	4.298	4.090
101-07	4.560	4.441	4.370	4.291	4.080
101-07+	4.556	4.435	4.364	4.283	4.070
101-08	4.551	4.429	4.357	4.276	4.061
101-08+	4.546	4.423	4.351	4.268	4.051
101-09	4.542	4.418	4.344	4.261	4.041
101-09+	4.537	4.412	4.337	4.253	4.032
101-10	4.533	4.406	4.331	4.246	4.022
101-10+	4.528	4.400	4.324	4.239	4.012
101-11	4.523	4.394	4.317	4.231	4.003
101-11+	4.519	4.388	4.311	4.224	3.993
101-12	4.514	4.382	4.304	4.216	3.984
101-12+	4.509	4.376	4.298	4.209	3.974
101-13	4.505	4.370	4.291	4.201	3.964
101-13+	4.500	4.365	4.284	4.194	3.955
101-14	4.495	4.359	4.278	4.186	3.945
101-14+	4.491	4.353	4.271	4.179	3.935
101-15	4.486	4.347	4.264	4.172	3.926
101-15+	4.482	4.341	4.258	4.164	3.916
101-16	4.477	4.335	4.251	4.157	3.906
WAL	3.75	2.91	2.57	2.27	1.72
Mod Durn	3.31	2.61	2.32	2.06	1.59
Principal Window Begin	01/04	01/04	01/04	01/04	01/04
Principal Window End	12/08	12/08	12/08	12/08	05/08

CW03_60 - Price/Yield - 2A

Balance	$97,100,000.00	Delay	18
Coupon	5.25	Dated	12/1/2003
Settle	12/15/2003	First Payment	1/19/2004

OPTIONAL TERMINATION IS EARLIER OF 10% CALL AND WAVG ROLL DATE

Prepay Price	10 CPR Yield	20 CPR Yield	25 CPR Yield	30 CPR Yield	40 CPR Yield
100-28	5.022	4.921	4.860	4.780	4.588
100-28+	5.018	4.915	4.854	4.772	4.578
100-29	5.014	4.910	4.848	4.765	4.568
100-29+	5.010	4.905	4.842	4.758	4.558
100-30	5.007	4.900	4.835	4.751	4.549
100-30+	5.003	4.894	4.829	4.744	4.539
100-31	4.999	4.889	4.823	4.737	4.529
100-31+	4.995	4.884	4.817	4.729	4.519
101-00	4.991	4.878	4.811	4.722	4.510
101-00+	4.987	4.873	4.805	4.715	4.500
101-01	4.983	4.868	4.799	4.708	4.490
101-01+	4.979	4.863	4.793	4.701	4.480
101-02	4.976	4.857	4.787	4.694	4.471
101-02+	4.972	4.852	4.781	4.686	4.461
101-03	4.968	4.847	4.775	4.679	4.451
101-03+	4.964	4.842	4.769	4.672	4.441
101-04	4.960	4.836	4.763	4.665	4.432
101-04+	4.956	4.831	4.757	4.658	4.422
101-05	4.952	4.826	4.750	4.651	4.412
101-05+	4.948	4.821	4.744	4.644	4.402
101-06	4.944	4.816	4.738	4.636	4.393
101-06+	4.941	4.810	4.732	4.629	4.383
101-07	4.937	4.805	4.726	4.622	4.373
101-07+	4.933	4.800	4.720	4.615	4.364
101-08	4.929	4.795	4.714	4.608	4.354
101-08+	4.925	4.789	4.708	4.601	4.344
101-09	4.921	4.784	4.702	4.594	4.334
101-09+	4.917	4.779	4.696	4.586	4.325
101-10	4.914	4.774	4.690	4.579	4.315
101-10+	4.910	4.768	4.684	4.572	4.305
101-11	4.906	4.763	4.678	4.565	4.296
101-11+	4.902	4.758	4.672	4.558	4.286
101-12	4.898	4.753	4.666	4.551	4.276
WAL	4.71	3.39	2.89	2.41	1.72
Mod Durn	3.98	2.94	2.54	2.16	1.58
Principal Window Begin	01/04	01/04	01/04	01/04	01/04
Principal Window End	12/10	12/10	12/10	02/10	05/08

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as the initial purchaser in connection with the proposed transaction.

CW03_60 - Price/Yield - 3A

Balance	$97,100,000.00	Delay	18
Coupon	5.375	Dated	12/1/2003
Settle	12/15/2003	First Payment	1/19/2004

OPTIONAL TERMINATION IS EARLIER OF 10% CALL AND WAVG ROLL DATE

Prepay Price	10 CPR Yield	20 CPR Yield	25 CPR Yield	30 CPR Yield	40 CPR Yield
100-04	5.350	5.310	5.282	5.251	5.184
100-04+	5.346	5.305	5.275	5.244	5.174
100-05	5.343	5.300	5.269	5.236	5.164
100-05+	5.340	5.295	5.263	5.229	5.154
100-06	5.336	5.290	5.257	5.222	5.144
100-06+	5.333	5.285	5.251	5.215	5.134
100-07	5.330	5.280	5.245	5.207	5.124
100-07+	5.326	5.275	5.239	5.200	5.115
100-08	5.323	5.270	5.233	5.193	5.105
100-08+	5.319	5.265	5.227	5.185	5.095
100-09	5.316	5.260	5.221	5.178	5.085
100-09+	5.313	5.255	5.215	5.171	5.075
100-10	5.309	5.250	5.209	5.164	5.065
100-10+	5.306	5.245	5.203	5.156	5.055
100-11	5.302	5.240	5.197	5.149	5.045
100-11+	5.299	5.235	5.190	5.142	5.035
100-12	5.296	5.230	5.184	5.135	5.025
100-12+	5.292	5.225	5.178	5.127	5.015
100-13	5.289	5.220	5.172	5.120	5.006
100-13+	5.286	5.215	5.166	5.113	4.996
100-14	5.282	5.210	5.160	5.106	4.986
100-14+	5.279	5.205	5.154	5.098	4.976
100-15	5.275	5.201	5.148	5.091	4.966
100-15+	5.272	5.196	5.142	5.084	4.956
100-16	5.269	5.191	5.136	5.077	4.946
100-16+	5.265	5.186	5.130	5.069	4.936
100-17	5.262	5.181	5.124	5.062	4.927
100-17+	5.259	5.176	5.118	5.055	4.917
100-18	5.255	5.171	5.112	5.048	4.907
100-18+	5.252	5.166	5.106	5.040	4.897
100-19	5.249	5.161	5.100	5.033	4.887
100-19+	5.245	5.156	5.094	5.026	4.877
100-20	5.242	5.151	5.088	5.019	4.867
WAL	5.75	3.73	2.96	2.41	1.72
Mod Durn	4.60	3.14	2.56	2.14	1.57
Principal Window Begin	01/04	01/04	01/04	01/04	01/04
Principal Window End	12/13	06/13	07/11	02/10	05/08

Countrywide Home Loans		
Series 2003-60		
30 Year 5/1 Hybrid ARM Loans – Group I Mortgage Loans		
Preliminary Collateral Information		
As of December 1, 2003		
Product		**30 Year 5/1 Hybrid -- Fully Amortizing**
Weighted Average Gross Coupon		5.200% (+/- 10 bps)
Weighted Average Gross Margin		2.250%
Weighted Average Periodic Rate Cap		[2.000]%
Weighted Average First Rate Cap		[5.000]%
Weighted Average Max Rate		[10.200]% (+/- 10 bps)
Weighted Average Months to Roll		60 Months (+/- 2 Months)
Stated Remaining Term		360 Months
Weighted Average Servicing Fee		0.25% prior to the initial reset date and 0.375% thereafter
Interest Only Loans		45% (+/- 5%)
Weighted Average LTV		75.0% (+/- 5%)
State Concentration		CA 70% Max
Single Family		[65]% Approx. (+/- 5%)
Weighted Average FICO		715 Approx. (+/- 15)
Average Loan Balance		$[500,000] Approx. (+/- $50,000)

Countrywide Home Loans Series 2003-60 30 Year 7/1 Hybrid ARM Loans – Group II Mortgage Loans Preliminary Collateral Information As of December 1, 2003		
Product		**30 Year 7/1 Hybrid -- Fully Amortizing**
Weighted Average Gross Coupon		5.500% (+/- 10 bps)
Weighted Average Gross Margin		2.250%
Weighted Average Periodic Rate Cap		[2.000]%
Weighted Average First Rate Cap		[5.000]%
Weighted Average Max Rate		[10.500]% (+/- 10 bps)
Weighted Average Months to Roll		84 Months (+/- 2 Months)
Stated Remaining Term		360 Months
Weighted Average Servicing Fee		0.25% prior to the initial reset date and 0.375% thereafter
Interest Only Loans		35% (+/- 5%)
Weighted Average LTV		70.0% (+/- 5%)
State Concentration		CA 70% Max
Single Family		[65]% Approx. (+/- 5%)
Weighted Average FICO		725 Approx. (+/- 15)
Average Loan Balance		$[500,000] Approx. (+/- $50,000)

Countrywide Home Loans Series 2003-60 30 Year 10/1 Hybrid ARM Loans – Group III Mortgage Loans Preliminary Collateral Information As of December 1, 2003		
Product		**30 Year 10/1 Hybrid -- Fully Amortizing**
Weighted Average Gross Coupon		5.625% (+/- 10 bps)
Weighted Average Gross Margin		2.250%
Weighted Average Periodic Rate Cap		[2.000]%
Weighted Average First Rate Cap		[5.000]%
Weighted Average Max Rate		[10.625]% (+/- 10 bps)
Weighted Average Months to Roll		120 Months (+/- 2 Months)
Stated Remaining Term		360 Months
Weighted Average Servicing Fee		0.25% prior to the initial reset date and 0.375% thereafter
Interest Only Loans		40% (+/- 5%)
Weighted Average LTV		70.0% (+/- 5%)
State Concentration		CA 75% Max
Single Family		[65]% Approx. (+/- 5%)
Weighted Average FICO		725 Approx. (+/- 15)
Average Loan Balance		$[500,000] Approx. (+/- $50,000)

Countrywide Home Loans
Series 2003-60

Marketing Materials

$[291,300,000] (Approximate)

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

CW03_60 - Price/Yield - 1A

Balance	$97,100,100.00	Delay	18
Coupon	4.95	Dated	12/1/2003
Settle	12/15/2003	First Payment	1/19/2004

OPTIONAL TERMINATION = EARLIER OF WAVG ROLL DATE AND 10% CALL

Prepay Price	10 CPR Yield	20 CPR Yield	25 CPR Yield	30 CPR Yield	40 CPR Yield
101-00	4.626	4.524	4.464	4.396	4.216
101-00+	4.621	4.518	4.457	4.388	4.206
101-01	4.616	4.512	4.450	4.381	4.196
101-01+	4.612	4.506	4.444	4.373	4.187
101-02	4.607	4.500	4.437	4.366	4.177
101-02+	4.602	4.494	4.430	4.358	4.167
101-03	4.598	4.488	4.424	4.351	4.158
101-03+	4.593	4.482	4.417	4.343	4.148
101-04	4.588	4.477	4.410	4.336	4.138
101-04+	4.584	4.471	4.404	4.328	4.129
101-05	4.579	4.465	4.397	4.321	4.119
101-05+	4.574	4.459	4.390	4.313	4.109
101-06	4.570	4.453	4.384	4.306	4.100
101-06+	4.565	4.447	4.377	4.298	4.090
101-07	4.560	4.441	4.370	4.291	4.080
101-07+	4.556	4.435	4.364	4.283	4.070
101-08	4.551	4.429	4.357	4.276	4.061
101-08+	4.546	4.423	4.351	4.268	4.051
101-09	4.542	4.418	4.344	4.261	4.041
101-09+	4.537	4.412	4.337	4.253	4.032
101-10	4.533	4.406	4.331	4.246	4.022
101-10+	4.528	4.400	4.324	4.239	4.012
101-11	4.523	4.394	4.317	4.231	4.003
101-11+	4.519	4.388	4.311	4.224	3.993
101-12	4.514	4.382	4.304	4.216	3.984
101-12+	4.509	4.376	4.298	4.209	3.974
101-13	4.505	4.370	4.291	4.201	3.964
101-13+	4.500	4.365	4.284	4.194	3.955
101-14	4.495	4.359	4.278	4.186	3.945
101-14+	4.491	4.353	4.271	4.179	3.935
101-15	4.486	4.347	4.264	4.172	3.926
101-15+	4.482	4.341	4.258	4.164	3.916
101-16	4.477	4.335	4.251	4.157	3.906
WAL	3.75	2.91	2.57	2.27	1.72
Mod Durn	3.31	2.61	2.32	2.06	1.59
Principal Window Begin	01/04	01/04	01/04	01/04	01/04
Principal Window End	12/08	12/08	12/08	12/08	05/08

CW03_60 - Price/Yield - 2A

Balance	$97,100,000.00	Delay	18
Coupon	5.25	Dated	12/1/2003
Settle	12/15/2003	First Payment	1/19/2004

OPTIONAL TERMINATION = EARLIER OF WAVG ROLL DATE AND 10% CALL

Prepay Price	10 CPR Yield	20 CPR Yield	25 CPR Yield	30 CPR Yield	40 CPR Yield
100-28	5.022	4.921	4.860	4.780	4.588
100-28+	5.018	4.915	4.854	4.772	4.578
100-29	5.014	4.910	4.848	4.765	4.568
100-29+	5.010	4.905	4.842	4.758	4.558
100-30	5.007	4.900	4.835	4.751	4.549
100-30+	5.003	4.894	4.829	4.744	4.539
100-31	4.999	4.889	4.823	4.737	4.529
100-31+	4.995	4.884	4.817	4.729	4.519
101-00	4.991	4.878	4.811	4.722	4.510
101-00+	4.987	4.873	4.805	4.715	4.500
101-01	4.983	4.868	4.799	4.708	4.490
101-01+	4.979	4.863	4.793	4.701	4.480
101-02	4.976	4.857	4.787	4.694	4.471
101-02+	4.972	4.852	4.781	4.686	4.461
101-03	4.968	4.847	4.775	4.679	4.451
101-03+	4.964	4.842	4.769	4.672	4.441
101-04	4.960	4.836	4.763	4.665	4.432
101-04+	4.956	4.831	4.757	4.658	4.422
101-05	4.952	4.826	4.750	4.651	4.412
101-05+	4.948	4.821	4.744	4.644	4.402
101-06	4.944	4.816	4.738	4.636	4.393
101-06+	4.941	4.810	4.732	4.629	4.383
101-07	4.937	4.805	4.726	4.622	4.373
101-07+	4.933	4.800	4.720	4.615	4.364
101-08	4.929	4.795	4.714	4.608	4.354
101-08+	4.925	4.789	4.708	4.601	4.344
101-09	4.921	4.784	4.702	4.594	4.334
101-09+	4.917	4.779	4.696	4.586	4.325
101-10	4.914	4.774	4.690	4.579	4.315
101-10+	4.910	4.768	4.684	4.572	4.305
101-11	4.906	4.763	4.678	4.565	4.296
101-11+	4.902	4.758	4.672	4.558	4.286
101-12	4.898	4.753	4.666	4.551	4.276
WAL	4.71	3.39	2.89	2.41	1.72
Mod Durn	3.98	2.94	2.54	2.16	1.58
Principal Window Begin	01/04	01/04	01/04	01/04	01/04
Principal Window End	12/10	12/10	12/10	02/10	05/08

CW03_60 - Price/Yield - 3A

Balance	$97,100,000.00	Delay	18
Coupon	5.375	Dated	12/1/2003
Settle	12/15/2003	First Payment	1/19/2004

OPTIONAL TERMINATION = EARLIER OF WAVG ROLL DATE AND 10% CALL

Prepay Price	10 CPR Yield	20 CPR Yield	25 CPR Yield	30 CPR Yield	40 CPR Yield
100-04	5.350	5.310	5.282	5.251	5.184
100-04+	5.346	5.305	5.275	5.244	5.174
100-05	5.343	5.300	5.269	5.236	5.164
100-05+	5.340	5.295	5.263	5.229	5.154
100-06	5.336	5.290	5.257	5.222	5.144
100-06+	5.333	5.285	5.251	5.215	5.134
100-07	5.330	5.280	5.245	5.207	5.124
100-07+	5.326	5.275	5.239	5.200	5.115
100-08	5.323	5.270	5.233	5.193	5.105
100-08+	5.319	5.265	5.227	5.185	5.095
100-09	5.316	5.260	5.221	5.178	5.085
100-09+	5.313	5.255	5.215	5.171	5.075
100-10	5.309	5.250	5.209	5.164	5.065
100-10+	5.306	5.245	5.203	5.156	5.055
100-11	5.302	5.240	5.197	5.149	5.045
100-11+	5.299	5.235	5.190	5.142	5.035
100-12	5.296	5.230	5.184	5.135	5.025
100-12+	5.292	5.225	5.178	5.127	5.015
100-13	5.289	5.220	5.172	5.120	5.006
100-13+	5.286	5.215	5.166	5.113	4.996
100-14	5.282	5.210	5.160	5.106	4.986
100-14+	5.279	5.205	5.154	5.098	4.976
100-15	5.275	5.201	5.148	5.091	4.966
100-15+	5.272	5.196	5.142	5.084	4.956
100-16	5.269	5.191	5.136	5.077	4.946
100-16+	5.265	5.186	5.130	5.069	4.936
100-17	5.262	5.181	5.124	5.062	4.927
100-17+	5.259	5.176	5.118	5.055	4.917
100-18	5.255	5.171	5.112	5.048	4.907
100-18+	5.252	5.166	5.106	5.040	4.897
100-19	5.249	5.161	5.100	5.033	4.887
100-19+	5.245	5.156	5.094	5.026	4.877
100-20	5.242	5.151	5.088	5.019	4.867
WAL	5.74	3.73	2.96	2.41	1.72
Mod Durn	4.60	3.14	2.56	2.14	1.57
Principal Window Begin	01/04	01/04	01/04	01/04	01/04
Principal Window End	12/13	06/13	07/11	02/10	05/08